FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. (“PFN”) 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

April 27, 2011

Item 3:	News Release

A news release was issued and disseminated on April 27, 2011 through Canada News Wire.

Item 4:	Summary of Material Changes

PFN announced the completion of a new National Instrument 43-101, Standards of Disclosure for Mineral Projects, which significantly increases historic resources at PFN’s Rock and Roll Gold-Silver-Polymetallic Project in Northern BC.

Item 5:	Full Description of Material Change

PFN announced the completion of a NI43-101 Technical Report (the Report), including a new Mineral Resource Estimate for the Black Dog Deposit, on the Rock and Roll Gold-Silver-Polymetallic Project, located in Northern BC. This report will be posted to SEDAR within 45 days of this News Release. The Report was prepared by Equity Exploration Consultants Ltd. (Equity) and GeoVector Management Inc. (GeoVector). The resource was estimated by Geovector Management Inc. (Geovector) and incorporated the mineralized zones of the historic drill core and the 540 metres (1772 ft) of the 5 diamond drill holes that were completed by PFN in 2009/2010. Through this work, PFN significantly increased the resources contained within the Black dog deposit over the previous resource estimate, completed prior to the implementation of the NI 43-101 standards of disclosure.

For a full description of the material change, see the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Linda Holmes
Corporate Secretary
Tel. No. 250-404-0310

Item 9:	Date of Report

April 27, 2011